<SEC Correspondence>

MedicalCV, Inc
9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(651) 452-3000

July 21, 2005

Writer’s Direct Dial:

(651) 234-6699

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          MedicalCV, Inc.

Form 10-KSB

File No. 0-33295

Ladies and Gentlemen:

On behalf of MedicalCV, Inc. (File No. 0-33295), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, we are providing an EDGAR transmission of the Company’s Form 10-KSB for the fiscal year ended April 30, 2005.  Should you have any questions, please call the undersigned at (651) 234-6699 or Brett D. Anderson of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Very truly yours,

By:	/s/ John H. Jungbauer
John H. Jungbauer
Vice President, Finance and
Chief Financial Officer

cc:           Marc P. Flores

Ralph A. Weinberger

Avron L. Gordon, Esq.

Brett D. Anderson, Esq.